DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 3-3-03

03016543

March 6, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 3/6/2003

Sonia Vora
Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company

Dear Ms. Vora:

This is in regard to your letter dated March 3, 2003 concerning the shareholder proposal submitted by Gordon Irlam for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Bristol-Myers therefore withdraws its January 6, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Gordon Irlam
326 A St.
Redwood City, CA 94063

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 6, 2002

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Gordon Irlam*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statements in support thereof regarding preparation of a report addressing additional actions the Company can take to address the health concerns raised by AIDS, especially with respect to the developing world, including Africa.

The Company received the first of identical shareholder proposals and statements in support thereof (the "Initial Proposal") from various proponents who appointed the Detroit Province of the Society of Jesus as the primary contact (the "Initial Proponent") on November 18, 2002. On November 21, 2002, the Company received a substantially similar shareholder proposal and statements in support thereof (the "Duplicate Proposal" and collectively, with the Initial Proposal, the "Proposals") from Gordon Irlam (the "Duplicate Proponent"). The Initial Proposal is attached hereto as Exhibit A. The Duplicate Proposal is attached hereto as Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Duplicate Proponent, informing him of the Company's intention to omit the Duplicate Proposal from the 2003 Proxy Materials. The Company presently expects to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Commission.

THE PROPOSALS

The Initial Proposal requests that the Company's Board of Directors "establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa," and to provide "[a] report of such standards and their implementation [that] would be made available to shareholders by October 2003 (omitting proprietary information and at a reasonable cost)."

The Duplicate Proposal requests that the Company's Board of Directors "prepare a report outlining additional steps the pharmaceutical industry can take to help address the AIDS pandemic."

BASE FOR EXCLUSION

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Duplicate Proposal from the 2003 Proxy Materials, and I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Duplicate Proposal is excludable under Rule 14a-8(i)(11), because the Duplicate Proposal would substantially duplicate another shareholder proposal previously submitted to the Company by another proponent that will be included in the 2003 Proxy Materials.

ANALYSIS

The Duplicate Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted to The Company.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The Duplicate Proposal is substantially duplicative of the Initial Proposal and the Company intends to include the Initial Proposal in the 2003 Proxy Materials. Accordingly, I believe the Company may omit the Duplicate Proposal under Rule 14a-8(i)(11).

The Company received the Initial Proposal on November 18, 2002, and it received the Duplicate Proposal on November 21, 2002. As the Company received the Duplicate Proposal after it received the Initial Proposal, the Company seeks to exclude the Duplicate Proposal under Rule 14a-8(i)(11).

Upon comparison, the Duplicate Proposal is substantially similar to the Initial Proposal as both Proposals request that the Company issue a report addressing actions the Company can take to address the health concerns raised by AIDS. The Staff consistently has taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Initial Proposal and the Duplicate Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See e.g., BellSouth Corporation* (avail. Jan. 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. Mar. 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). *See also Verizon Communications Inc.* (avail. Jan. 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999); *Excel Indus., Inc.* (avail. Jan. 26, 1999); *Pinnacle West Capital Corporation* (avail. Mar. 16, 1993). The principal purpose of the Duplicate Proposal and one purpose of the Initial Proposal is to have the Company issue a report describing additional actions it can take to address AIDS. Even though the Initial Proposal is slightly broader, as it requests also that the Company "establish and implement standards of response", both Proposals request that the Company issue a report on prospective Company actions to address the AIDS pandemic. Therefore, the Duplicate Proposal addresses the same core issue as the Initial Proposal.

Furthermore, inclusion of substantially duplicate proposals in the 2003 Proxy Materials would be problematic. First, it would be confusing to the Company's shareholders to vote on two substantially similar proposals. Second, if one of the Proposals was approved by shareholders and the other of the Proposals was rejected by shareholders, the Company would not be able to act based on the inconsistent results. Third, the duplicative tasks of gathering similar information twice and disseminating it to similar but not identical audiences would cause an unnecessary drain on the Company's resources, which I believe is inconsistent with the intention of Rule 14a-8(i)(11) as well as Staff interpretations thereof. *See, e.g., Wal-Mart Stores, Inc.* (avail. April. 3, 2002) (granting no-action relief where Wal-Mart noted that it "would be forced to gather and disseminate the same information twice, in slightly different formats" if two substantially similar proposals were including in the proxy materials and adopted by shareholders).

For the reasons set forth above, I request that the Staff concur in my conclusion that the Duplicate Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(11).

CONCLUSION

Based on the foregoing, I hereby respectfully request that the Staff not recommend any enforcement action if the Duplicate Proposal is excluded in its entirety from the Company's 2003 Proxy Materials because it substantially duplicates the Initial Proposal in violation of Rule 14a-8(i)(11).

I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,

Sandra Leung

Attachments

cc: Gordon Irlam
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

EXHIBIT A

BRISTOL MYERS SQUIBB STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Providing access to affordable, essential drugs in developing countries is a main strategy for achieving the UN Millennium Development Goals;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need anti-retroviral medicines are receiving them;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

The epidemic is increasingly recognized as a threat to social and political stability;

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS;

MALARIA causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa, robbing Sub-Saharan Africa of 6 %-50% of its economic strength;

Despite donation programs, promises of differential prices, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

The UNAIDS Director has stated that far greater action is needed by both government and private sector to ensure that treatment reaches those in greatest need;

Effective prevention, care and treatment strategies will require increased availability of and non-discriminatory access to vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Pharmaceutical companies have the unique mission to provide health-giving medicines, a pivotal role in addressing health pandemics;

Our company produces the antiretroviral Sustiva and Videx, Videx EC and Zerit for the treatment of HIV/AIDS;

When prices of antiretrovirals have been reduced in Africa, more people access the needed medicines;

Implementation of affordable pharmaceutical prices in developing countries is a way that our company can respond;

BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement Standards of Response to the Health Pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa. A report of such Standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:
International non-governmental organizations have challenged the pharmaceutical industry to greater responses to the health crisis in developing countries. We believe that concrete action on the part of pharmaceutical companies is an important part of the world's response to this global tragedy. Not to respond would be a tragedy for infected peoples and for the good name and reputation of our company.

Please vote your proxy FOR these concerns.

EXHIBIT B

Responding to the AIDS Pandemic

WHEREAS:

> "[The AIDS pandemic] is a catastrophe worse than terrorism. [This is] the biggest problem we have on the face of the earth today"
> -- Secretary of State, Colin Powell

Every day 8,000 parents, brothers and sisters die from AIDS. Worldwide, AIDS has left 14 million children orphaned.

In the West antiretroviral drugs have significantly reduced the impact of AIDS. Unfortunately, for a variety of reasons, these drugs are not yet broadly available in the developing world. The result: every 14 seconds another child loses one or both parents to AIDS.

Bristol-Myers Squibb's ACCESS program helps provide below cost antiretroviral drugs in Africa, and the company's Secure the Future program assists AIDS organizations in nine countries. Alas, this good work has been marred by negative publicity stemming from legal actions the company has engaged in against the government of South Africa and HIV positive people in Thailand. These actions related to public access to generic antiretroviral medicines.

Thus the company's role in responding to the AIDS pandemic needs to be placed on a more solid and consistent footing.

RESOLVED:

Shareholders request the Board prepare a report outlining additional steps the pharmaceutical industry can take to help address the AIDS pandemic, including:

- How can cross-licensing issues be resolved to accelerate the production of simplified single pill antiretroviral regimens suitable for the developing world?
- How should the industry resolve the threat of interlocking patents inhibiting investment in AIDS vaccine research and development?
- The Treatment Action Campaign proposes the pharmaceutical industry license its patents in the developing world to the World Health Organization, and the World Health Organization then be responsible for widely sub-licensing such patents to generic manufacturers at a fixed 5% royalty. Might such a proposal be able to accelerate access to treatment?
- How can the industry help remove patent barriers that, even after the declaration of a public health emergency, limit access to antiretroviral therapy in the developing world?
- In light of the US National Intelligence Council assessment that India will soon have the largest number of people with HIV/AIDS, should India be added to the list of countries covered by Bristol-Myers Squibb's ACCESS program?

This report should be distributed to the boards of other major pharmaceutical companies and requesting shareholders.

SUPPORTING STATEMENT:

> "There is no war on the face of the earth right now that is more serious, that is more grave than the war we see here in sub-Saharan Africa against HIV/AIDS. America will help you in every way we can."
>
> -- Secretary of State, Colin Powell

The 14 million children in the world who have lost parents to AIDS are looking up to us for help.

I urge you not to look away.

I urge you to vote FOR this resolution!

Bristol-Myers Squibb Company

Sonia Vora
Counsel
Direct Dial: (212) 546-4111

345 Park Avenue New York, NY 10154-0037 212 546-4000

March 3, 2003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: *Withdrawal of Request for No Action Letter Regarding the Shareholder Proposal of Mr. Gordon Irlam Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company"), withdraws its letter dated January 6, 2003 (the "No Action Letter") requesting that the Securities and Exchange Commission not take any action if the Company excludes from its proxy statement the shareholder proposal and supporting statement (the "Proposal") received from Mr. Gordon Irlam (the "Proponent"). The No Action Letter and its attachments are attached hereto as Exhibit 1.

On behalf of the Company, I hereby notify the Division of Corporation Finance that the Proponent has voluntarily withdrawn his Proposal, and therefore, the matter has been rendered moot. The withdrawal letter from Mr. Irlam is attached hereto as Exhibit 2.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's withdrawal of its No Action Letter.

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4111.

Sincerely,

Sonia Vora

Attachment

cc: Mr. Gordon Irlam

EXHIBIT 1

Responding to the AIDS Pandemic

WHEREAS:

> "[The AIDS pandemic] is a catastrophe worse than terrorism. [This is] the biggest problem we have on the face of the earth today"
> -- Secretary of State, Colin Powell

Every day 8,000 parents, brothers and sisters die from AIDS. Worldwide, AIDS has left 14 million children orphaned.

In the West antiretroviral drugs have significantly reduced the impact of AIDS. Unfortunately, for a variety of reasons, these drugs are not yet broadly available in the developing world. The result: every 14 seconds another child loses one or both parents to AIDS.

Bristol-Myers Squibb's ACCESS program helps provide below cost antiretroviral drugs in Africa, and the company's Secure the Future program assists AIDS organizations in nine countries. Alas, this good work has been marred by negative publicity stemming from legal actions the company has engaged in against the government of South Africa and HIV positive people in Thailand. These actions related to public access to generic antiretroviral medicines.

Thus the company's role in responding to the AIDS pandemic needs to be placed on a more solid and consistent footing.

RESOLVED:

Shareholders request the Board prepare a report outlining additional steps the pharmaceutical industry can take to help address the AIDS pandemic, including:

- How can cross-licensing issues be resolved to accelerate the production of simplified single pill antiretroviral regimens suitable for the developing world?
- How should the industry resolve the threat of interlocking patents inhibiting investment in AIDS vaccine research and development?
- The Treatment Action Campaign proposes the pharmaceutical industry license its patents in the developing world to the World Health Organization, and the World Health Organization then be responsible for widely sub-licensing such patents to generic manufacturers at a fixed 5% royalty. Might such a proposal be able to accelerate access to treatment?
- How can the industry help remove patent barriers that, even after the declaration of a public health emergency, limit access to antiretroviral therapy in the developing world?
- In light of the US National Intelligence Council assessment that India will soon have the largest number of people with HIV/AIDS, should India be added to the list of countries covered by Bristol-Myers Squibb's ACCESS program?

This report should be distributed to the boards of other major pharmaceutical companies and requesting shareholders.

SUPPORTING STATEMENT:

> "There is no war on the face of the earth right now that is more serious, that is more grave than the war we see here in sub-Saharan Africa against HIV/AIDS. America will help you in every way we can."
>
> -- Secretary of State, Colin Powell

The 14 million children in the world who have lost parents to AIDS are looking up to us for help.

I urge you not to look away.

I urge you to vote FOR this resolution!

EXHIBIT 2

Subject: Shareholder proposal
Date: Wed, 26 Feb 2003 20:14:02 -0800 (PST)
From: Gordon Irlam <gordoni@base.com>
To: sandra.leung@bms.com
CC: dorisgormley@yahoo.com

[Copy of a letter I sent via regular postal mail tonight. Please let me know if you are running up against a deadline, and I can go and fedex it or fax it to you as well.]

Gordon Irlam
326 A St
Redwood City, CA 94063
Email: gordoni@base.com
Phone / Fax: +1 (650) 364-6169

February 26, 2003

Sandra Leung
Corporate Secretary
Bristol-Myers Squibb
345 Park Avenue
New York, NY 10154

Dear Ms. Leung,

I hereby agree to withdraw the Responding to the AIDS Pandemic shareholder proposal I filed with Bristol-Myers Squibb dated November 14, 2002.

I appreciate your organizing conference calls and meetings that have allowed me to discuss my concerns with the company. I had not been expecting this opportunity, and I am very grateful. This dialogue has given me a better understanding of the issues of concern to me, and how best to approach them.

I am particularly appreciative that you were willing to seriously consider my request for the company to expand its discount anti-retroviral program to India. I fully acknowledge the company's explanation as to why this may not be a good idea. Namely, the presence of a large number of generic manufacturers in India would blunt the impact of any such an action, and it could have a dilutive impact on the company's ability to offer discount anti-retrovirals elsewhere.

I felt the company was willing to enter a dialogue with me on many of these issues, not as a way of avoiding a shareholder proposal, but because the company genuinely shared many of my concerns. Accordingly I want to show my faith in our company by withdrawing my resolution, while continuing to work together with you on these issues.

Sincerely,

Gordon Irlam

Cc via email: Sister Doris Gormley (SRI Consultant, Jesuit Conference)